Registration Statement No. 333-268053
Filed Pursuant to Rule 433
Supplementing the Preliminary
Prospectus Supplement
Dated May 7, 2024
(To Prospectus dated October 28, 2022)

Pricing Term Sheet

Fixed-Rate Notes due 2032 and 2044

The information in this pricing term sheet relates only to the offering of euro-denominated notes (the “Euro Notes Offering”) and should be read together with (i) the preliminary prospectus supplement dated May 7, 2024 relating to the Euro Notes Offering, filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, including the documents incorporated by reference therein, and (ii) the related base prospectus dated October 28, 2022, which forms a part of Registration Statement No. 333-268053.

Issuer:	The Coca-Cola Company

Security:	3.125% notes due 2032 3.500% notes due 2044

Offering Format:	SEC Registered

Principal Amount:	€500,000,000 of 2032 notes €500,000,000 of 2044 notes

Maturity Date:	May 14, 2032 for 2032 notes May 14, 2044 for 2044 notes

Spread to Mid-Swap Yield:	+50 bps for 2032 notes +93 bps for 2044 notes

Mid-Swap Yield:	2.709% for 2032 notes 2.634% for 2044 notes

Yield to Maturity:	3.209% for 2032 notes 3.564% for 2044 notes

Coupon:	3.125% per year for 2032 notes 3.500% per year for 2044 notes

Interest Payment Dates:	Annually on May 14, commencing on May 14, 2025 for 2032 notes Annually on May 14, commencing on May 14, 2025 for 2044 notes

Price to Public:	99.416% of principal amount for 2032 notes 99.096% of principal amount for 2044 notes

Underwriting Discounts:	0.420% of principal amount for 2032 notes 0.750% of principal amount for 2044 notes

Proceeds to Issuer:	98.996% of principal amount for 2032 notes 98.346% of principal amount for 2044 notes

Benchmark Security:	DBR 0.000% due February 15, 2032 for 2032 notes DBR 3.250% due July 4, 2042 for 2044 notes

Benchmark Security Yield:	2.360% for 2032 notes 2.592% for 2044 notes

Benchmark Security Price:	83.420 for 2032 notes 109.420 for 2044 notes

Spread to Benchmark Security:	+84.9 bps for 2032 notes +97.2 bps for 2044 notes

Optional Redemption:

Prior to February 14, 2032 (three months prior to the maturity date (the “2032 Par Call Date”)) with respect to the 2032 notes and prior to November 14, 2043 (six months prior to the maturity date (the “2044 Par Call Date” and, together with the 2032 Par Call Date, each a “Par Call Date”)) with respect to the 2044 notes, The Coca-Cola Company may, at its option, redeem the notes of the applicable series, in whole or in part, at any time and from time to time, at a redemption price (as determined by The Coca-Cola Company, expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

•   100% of the principal amount of the applicable series of notes to be redeemed; and

•   (a) the sum of the present values of the remaining scheduled payments of principal and interest on the applicable series of notes to be redeemed discounted to the redemption date (assuming the notes matured on the applicable Par Call Date) on an annual basis (ACTUAL/ACTUAL (ICMA)) at the applicable comparable government bond rate plus 15 basis points in the case of the 2032 notes and 15 basis points in the case of the 2044 notes less (b) accrued and unpaid interest thereon to, but excluding, the applicable redemption date;

plus, in either case, accrued and unpaid interest thereon to, but excluding, the applicable redemption date.

On or after the 2032 Par Call Date with respect to the 2032 notes and the 2044 Par Call Date with respect to the 2044 notes, The Coca-Cola Company may, at its option, redeem the notes of such series, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the applicable series of notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the applicable redemption date.

Use of Proceeds:	The Coca-Cola Company expects to use the net proceeds from the offering for general corporate purposes, which may include working capital, capital expenditures, acquisitions of or investments in businesses or assets and redemption and repayment of short-term or long-term borrowings, as well as making any potential payments in connection with our ongoing tax litigation with the United States Internal Revenue Service. The offering is not conditioned upon the completion of the Concurrent Notes Offering (as defined in the preliminary prospectus supplement).

Day Count Convention:	Actual / Actual (ICMA)

Trade Date:	May 7, 2024

Settlement Date*:	May 14, 2024

Listing:	The Coca-Cola Company intends to apply to list the notes on the New York Stock Exchange.

ISIN / Common Code / CUSIP:	XS2818290509 / 281829050 / 191216 DU1 for 2032 notes XS2815948695 / 281594869 / 191216 DV9 for 2044 notes

Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

Expected Ratings**:	A1 by Moody’s Investors Service, Inc. A+ by Standard & Poor’s Ratings Services

MiFID II Target Market and PRIIPS and UK MiFIR and UK PRIIPs:

MiFID II professionals/ECPs-only / No PRIIPs KID – Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

UK MiFIR professionals/ECPs-only / No UK PRIIPs KID – Manufacturer target market (UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in UK.

Underwriters:	Joint Book-Running Managers: Citigroup Global Markets Limited Deutsche Bank AG, London Branch Merrill Lynch International BNP Paribas

Co-Managers: Academy Securities, Inc. Samuel A. Ramirez & Company, Inc.

Stabilization:	Stabilization/FCA

*Note: Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next three succeeding business days will be required to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement.

**Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Limited toll-free at 1-800-831-9146, Deutsche Bank AG, London Branch toll-free at 1-800-503-4611, or Merrill Lynch International toll-free at 1-800-294-1322.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.